The Sumitomo Trust & Banking Co., Ltd.
NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600


03024269

RETURN RECEIPT REQUESTED

June 30, 2003

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

Notice Regarding the Term and Conditions of Stock Purchase Warrants

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.


SEC MAIL PROCESSING
RECEIVED
JUL 01 2003
WASH, D.C.
155
SECTION

06/30/03 9:26AM

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By 

Name : Naoya Takeuchi
Title: Joint General Manager

The Sumitomo Trust & Banking Co., Ltd.

June 30, 2003

Notice Regarding the Terms and Conditions of Stock Purchase Warrants

The Sumitomo Trust & Banking Co., Ltd. (hereinafter, "the Bank") hereby notifies that the terms and conditions (including the amount to be paid for one Warrant at its exercise) to be fixed with respect to the Bank's Stock Purchase Warrants, as announced on June 27, 2003, were determined as follows on June 30, 2003.

1. Issuance Date	June 30, 2003
2. Number of Warrants to be Issued	1,186 (The number is subject to decrease if any of the terms and conditions for extinguishment of the Warrants is met.)
3. Number and Type of Underlying Shares	1,186,000 shares of the Bank's common stock (Number of shares per Warrant : 1,000)
4. Amount to be paid with respect to one (1) Warrant at its Exercise Warrant	¥415,000 per Warrant ¥415 per Share)
5. Total Amount of Shares Issued or Transferred with the Exercise of the Warrants	¥492,190,000
6. Amount to be allocated in the Bank's Capital	¥208 per Share
7. Others	(1) Date of Board's resolution for the Approval at the Shareholders' Meeting : May 23, 2003 (2) Date of Approval at the Shareholders' Meeting : June 27, 2003 (3) Exercise Period of the Warrant : July 1, 2005 – June 30, 2007

For further information, please contact

Koichi Onaka, Head of IR Office, Financial Management Dept.

Telephone: +81-3-3286-8354 Facsimile: +81-3-3286-4654